UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2019
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2019

PART I – FINANCIAL INFORMATION
ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (notes 1 and 2)
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2019	2018
	$	$
REVENUES
Voyage charter revenues (note 3)	216,417	135,642
Time-charter revenues (note 3)	3,410	22,110
Other revenues (note 3 and 4)	12,674	10,713
Total revenues	232,501	168,465

Voyage expenses (note 14e)	(97,339)	(79,993)
Vessel operating expenses (note 14b)	(54,587)	(52,995)
Time-charter hire expenses (note 8)	(9,448)	(4,683)
Depreciation and amortization	(29,865)	(29,430)
General and administrative expenses (note 14b)	(9,165)	(9,785)
Income (loss) from operations	32,097	(8,421)

Interest expense	(16,942)	(12,729)
Interest income	365	158
Realized and unrealized (loss) gain on derivative instruments (note 9)	(847)	3,013
Equity income (note 5)	753	694
Freight tax and other tax expenses (note 11)	(2,614)	(1,878)
Other (expense) income (note 10)	(365)	10
Net income (loss)	12,447	(19,153)

Per common share amounts (note 15)
- Basic earnings (loss) per share	0.05	(0.07)
- Diluted earnings (loss) per share	0.05	(0.07)

Weighted-average number of Class A and Class B common shares outstanding (note 15)
- Basic	268,678,226	268,292,374
- Diluted	268,876,324	268,292,374

Related party transactions (note 14)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. dollars)

	As at	As at
	March 31, 2019	December 31, 2018
	$	$
ASSETS
Current
Cash and cash equivalents	75,045	54,917
Restricted cash – current (note 16)	2,087	2,153
Pool receivable from affiliates, net (note 14d)	31,535	56,549
Accounts receivable, including affiliate balances of $3.9 million (2018 - $2.1 million) (note 9)	29,946	17,365
Due from affiliates (note 14c)	7,979	39,663
Current portion of derivative assets (note 9)	2,277	2,905
Bunker and lube oil inventory (note 1)	50,485	23,179
Prepaid expenses	11,649	10,917
Other current assets	53,369	17,943
Total current assets	264,372	225,591
Restricted cash – long-term (note 16)	3,437	3,437
Vessels and equipment
At cost, less accumulated depreciation of $517.7 million (2018 - $494.4 million) (note 6)	1,388,464	1,401,551
Vessels related to finance leases At cost, less accumulated depreciation of $117.9 million (2018 - $111.3 million) (note 8)	475,962	482,010
Operating lease right-of-use assets (notes 2 and 8)	22,014	—
Total vessels and equipment	1,886,440	1,883,561
Investment in and advances to equity-accounted for investment (note 5)	26,520	25,766
Derivative assets (note 9)	1,829	2,973
Other non-current assets	1,074	74
Intangible assets At cost, less accumulated amortization of $11.0 million (2018 - $10.9 million)	11,055	11,625
Goodwill	8,059	8,059
Total assets	2,202,786	2,161,086
LIABILITIES AND EQUITY
Current
Accounts payable, including affiliate balances of $nil (2018 - $0.6 million)	26,662	11,146
Accrued liabilities (notes 9 and 14c)	47,676	40,856
Short-term debt (note 7)	25,000	—
Due to affiliates (note 14c)	23,456	18,570
Current portion of derivative liabilities (note 9)	105	57
Current portion of long-term debt (note 6)	101,227	106,236
Current obligations related to finance leases (note 8)	20,616	20,896
Current portion of operating lease liabilities (note 2 and 8)	12,038	—
Other current liabilities	417	—
Total current liabilities	257,197	197,761
Long-term debt (note 6)	590,085	629,170
Long-term obligations related to finance leases (note 8)	349,137	354,393
Long-term operating lease liabilities (note 2 and 8)	9,976	—
Other long-term liabilities (note 11)	36,343	32,829
Total liabilities	1,242,738	1,214,153
Commitments and contingencies (notes 5, 6, 7, 8 and 9)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 232.0 million Class A and 37.0 million Class B shares issued and outstanding as of March 31, 2019 and 585.0 million shares authorized, 231.6 million Class A and 37.0 million Class B shares issued and outstanding as of December 31, 2018) (note 13)	1,296,597	1,295,929
Accumulated deficit	(336,549)	(348,996)
Total equity	960,048	946,933
Total liabilities and equity	2,202,786	2,161,086
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2019	2018
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	12,447	(19,153)
Non-cash items:
Depreciation and amortization	29,865	29,430
Unrealized loss (gain) on derivative instruments (note 9)	1,788	(2,823)
Equity income (note 5)	(753)	(694)
Other	7,042	3,223
Change in operating assets and liabilities	6,265	(9,517)
Expenditures for dry docking	(10,433)	(5,292)
Net operating cash flow	46,221	(4,826)

FINANCING ACTIVITIES
Proceeds from short-term debt (note 7)	30,000	—
Proceeds from long-term debt, net of issuance costs	434	30,468
Scheduled repayments of long-term debt	(25,400)	(38,706)
Prepayments of long-term debt	(20,000)	—
Repayment of short-term debt (note 7)	(5,000)	—
Scheduled repayments of obligations related to finance leases (note 8)	(5,537)	(1,740)
Cash dividends paid	—	(8,052)
Other	—	(92)
Net financing cash flow	(25,503)	(18,122)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(656)	(1,622)
Return of capital from equity-accounted for investment	—	746
Net investing cash flow	(656)	(876)

Increase (decrease) in cash, cash equivalents and restricted cash	20,062	(23,824)
Cash, cash equivalents and restricted cash, beginning of the period	60,507	75,710
Cash, cash equivalents and restricted cash, end of the period	80,569	51,886
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (notes 1 and 2)
(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2018	268,559	1,207,397	88,532	(348,996)	946,933
Net income	—	—	—	12,447	12,447
Equity-based compensation (note 13)	432	668	—	—	668
Balance as at March 31, 2019	268,991	1,208,065	88,532	(336,549)	960,048

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2017	268,202	1,206,466	88,532	(288,397)	1,006,601
Net loss	—	—	—	(19,153)	(19,153)
Dividends declared ($0.03 per share)	—	—	—	(8,052)	(8,052)
Equity-based compensation (note 13)	357	613	—	—	613
Other	—	(274)	—	—	(274)
Balance as at March 31, 2018	268,559	1,206,805	88,532	(315,602)	979,735
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements (or consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted for investment and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on April 10, 2019. In the opinion of management, these consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.

Effective March 31, 2019, the Company separately presented bunker and lube oil inventory on the Company’s balance sheet. Such balance was previously classified as prepaid expenses. Bunker and lube oil inventory has increased significantly in the first quarter of 2019 as a result of a change to the Company’s revenue sharing arrangements (or RSAs) whereby the Company now directly procures and has legal title to the bunker fuel for the vessels in the RSAs, with such assets being used as collateral for the new working capital loan arrangement entered into by the Company. Bunker and lube oil inventory is stated at cost, which is determined on a first in, first out basis. Comparative figures have been reclassified to conform to the presentation adopted in the current period.

2.	Recent Accounting Pronouncement
In February 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 established a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors to not separate lease and non-lease components of a contract if certain criteria are met. The Company adopted ASU 2016-02 on January 1, 2019 and has elected to use this new optional transition approach. To determine the cumulative effect adjustment, the Company has not reassessed lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The adoption of ASU 2016-02 has resulted in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year as well as a small number of office leases. Under ASU 2016-02, the Company recognizes an operating lease right-of-use asset and an operating lease liability on the balance sheet for these chartered-in vessels and office leases based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. As a result, an operating lease right-of-use asset and an operating lease liability of $11.0 million were each recognized on January 1, 2019. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired. The Company’s time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and account for the combined component as an operating lease.

3.	Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time-charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters, including conventional voyages and lightering voyages, are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as commercial management services to third-party owners of vessels. Finally, the Company manages LNG terminals and procures LNG-related goods for terminal owners and other customers. For descriptions of these types of contracts, see Item 18 - Financial Statements: Note 3 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table contains a breakdown of the Company's revenue by contract type for the three months ended March 31, 2019 and March 31, 2018. All revenue is part of the Company's conventional tanker segment, except for revenue for ship-to-ship support services and LNG terminal management, consultancy, procurement and other related services, which are part of the Company's ship-to-ship transfer segment. The Company’s lease income consists of the revenue from its voyage charters and time-charters.

	Three Months Ended March 31,
	2019	2018
	$	$
Voyage charter revenues
Suezmax	98,978	72,783
Aframax	65,277	23,477
LR2	34,307	11,621
Full service lightering	17,855	27,761
Total	216,417	135,642

Time-charter revenues
Aframax	1,837	12,803
Suezmax	1,573	6,197
LR2	—	3,110
Total	3,410	22,110

Other revenues
Ship-to-ship support services	4,939	7,334
Commercial management	2,236	2,058
LNG terminal management, consultancy, procurement and other	5,499	1,321
Total	12,674	10,713

Total revenues	232,501	168,465
Charters-out
As at March 31, 2019, one (December 31, 2018 - two) of the Company’s vessels operated under fixed-rate time charter contract with the Company’s customer, and the contract is scheduled to expire in 2019. As at March 31, 2019, the minimum scheduled future revenues to be received by the Company under this time charter were approximately $2.2 million (December 31, 2018 - $6.3 million).

4.	Segment Reporting

The Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation and commercial management of all of its tankers and those tankers employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s ship-to-ship support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and LNG terminal management, consultancy, procurement and other related services. Segment results are evaluated based on income (loss) from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables include results for the Company’s revenues and income (loss) from operations by segment for the three months ended March 31, 2019 and March 31, 2018.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Three Months Ended March 31, 2019
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)	222,063	13,307	(2,869)	232,501
Voyage expenses	(100,208)	—	2,869	(97,339)
Vessel operating expenses	(44,347)	(10,240)	—	(54,587)
Time-charter hire expense	(7,970)	(1,478)	—	(9,448)
Depreciation and amortization	(29,026)	(839)	—	(29,865)
General and administrative expenses (3)	(8,346)	(819)	—	(9,165)
Income (loss) from operations	32,166	(69)	—	32,097

Equity income	753	—	—	753

Three Months Ended March 31, 2018
	Conventional Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)	159,811	11,832	(3,178)	168,465
Voyage expenses	(83,171)	—	3,178	(79,993)
Vessel operating expenses	(43,716)	(9,279)	—	(52,995)
Time-charter hire expense	(3,278)	(1,405)	—	(4,683)
Depreciation and amortization	(28,185)	(1,245)	—	(29,430)
General and administrative expenses (3)	(8,967)	(818)	—	(9,785)
Loss from operations	(7,506)	(915)	—	(8,421)

Equity income	694	—	—	694

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services was based on actual costs incurred.

(2)	Revenues, net of the inter-segment adjustment, earned from the ship-to-ship transfer segment are reflected in Other Revenues in the Company's consolidated statements of income (loss).

(3)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at	As at
	March 31, 2019	December 31, 2018
	$	$
Conventional Tanker Segment	2,089,407	2,069,854
Ship-to-Ship Transfer Segment	38,334	36,315
Cash and cash equivalents	75,045	54,917
Consolidated total assets	2,202,786	2,161,086

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5. Investment in and Advances to Equity-Accounted for Investment

	As at March 31, 2019	As at December 31, 2018
	$	$
High-Q Joint Venture	26,520	25,766

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which traded on a fixed time charter-out contract that expired in May 2018. Under the fixed contract, the vessel earned a daily rate and an additional amount if the daily rate of sub-charters exceeded a certain threshold. The VLCC completed its dry dock in July 2018 and subsequently began trading on spot voyage charters in a pooling arrangement managed by a third party.

As at March 31, 2019, the High-Q joint venture had a loan of $36.3 million (December 31, 2018 – $37.5 million) outstanding with a financial institution. The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The High-Q joint venture also had an interest rate swap agreement that expired in June 2018. The interest rate swap exchanged a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

6. Long-Term Debt

	As at	As at
	March 31, 2019	December 31, 2018
	$	$
Revolving Credit Facilities due through 2022	397,997	417,997
Term Loans due through 2021	299,029	323,995
Total principal	697,026	741,992
Less: unamortized discount and debt issuance costs	(5,714)	(6,586)
Total debt	691,312	735,406
Less: current portion	(101,227)	(106,236)
Non-current portion of long-term debt	590,085	629,170

As at March 31, 2019, the Company had two revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $425.6 million, of which $27.6 million was undrawn (December 31, 2018 - $429.8 million, of which $11.8 million was undrawn). Interest payments are based on LIBOR plus margins. As at March 31, 2019, such margins ranged between 2.00% and 2.75% (December 31, 2018 - 2.00% and 2.75%). The total amount available under the Revolvers will reduce by $12.6 million (remainder of 2019), $16.8 million (2020), $309.5 million (2021) and $86.7 million (2022). As at March 31, 2019, the Company also had three term loans outstanding, which totaled $299.0 million (December 31, 2018 - $324.0 million). Interest payments on the term loans are based on a combination of a fixed rate of 5.4% (December 31, 2018 - 5.4%) and variable rates based on LIBOR plus margins. As at March 31, 2019, the margins ranged from 0.3% to 2.0% (December 31, 2018 - 0.3% to 2.0%). The term loan repayments are made in quarterly or semi-annual payments. Two of the term loans also have a balloon or bullet repayment due at maturity in 2021. The Revolvers and term loans are further described below.

In November 2018, the Company completed an $84.7 million sale-leaseback financing transaction relating to four of the Company's vessels (note 8). The Company used the proceeds from the sale-leaseback transaction to refinance one of the Company's corporate revolving credit facilities which matured in November 2018 and to prepay a portion of the Company's 2017 Revolver (as defined below). In September 2018, the Company completed a $156.6 million sale-leaseback financing transaction relating to six of the Company's vessels (note 8). The Company used the proceeds from the sale-leaseback transaction to prepay a portion of the Company's 2017 Revolver. In July 2017, the Company also completed a $153.0 million sale-leaseback financing transaction relating to four of the Company's vessels (note 8). The Company used the proceeds from the sale-leaseback transaction to prepay a portion of the Company's 2016 Debt Facility (as defined below).

In December 2017, the Company entered into a $270.0 million long-term debt facility (or the 2017 Revolver), which is scheduled to mature in December 2022 and which had an outstanding balance of $105.3 million (December 31, 2018 - $125.3 million) as at March 31, 2019. The 2017 Revolver is collateralized by seven of the Company's vessels, together with other related security. The total net book value for the seven vessels as at March 31, 2019 was $194.7 million (December 31, 2018 - $192.6 million). The 2017 Revolver requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As of March 31, 2019, the hull coverage ratio was 210% (December 31, 2018 - 163%). The vessel values used in this ratio are appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the 2016 Debt Facility), consisting of both a term loan and a revolving credit component, which are scheduled to mature in December 2020 and January 2021 and which had a total outstanding balance of $430.6 million (December 31, 2018 - $450.3 million) as at March 31, 2019. The 2016 Debt Facility is collateralized by 29 of the Company’s vessels, together with other related security. The total net book value for the 29 vessels as at March 31, 2019 was $956.1 million (December 31, 2018 - $972.5 million). The 2016 Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company’s option. As at March 31, 2019, the hull coverage ratio was 157% (December 31, 2018 - 137%). The vessel values used in this ratio are appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company’s remaining two term loans, with a total outstanding balance of $161.1 million (December 31, 2018 - $166.4 million) as at March 31, 2019, are guaranteed by Teekay Corporation (or Teekay) and are collateralized by six of the Company’s vessels, together with other related security. One of the term loans contains covenants that require Teekay and the Company collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt of Teekay LNG Partners L.P., or TGP). The other term loan requires Teekay and the Company collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of TGP).

As at March 31, 2019, the Company was in compliance with all covenants in respect of the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.
The weighted-average interest rate on the Company’s long-term debt as at March 31, 2019 was 4.6% (December 31, 2018 - 4.6%). This rate does not reflect the effect of the Company’s interest rate swap agreements (note 9).
The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to March 31, 2019 are $76.2 million (remainder of 2019), $103.6 million (2020), $430.6 million (2021) and $86.6 million (2022).

7. Short-term Debt

In November 2018, a wholly-owned subsidiary of the Company entered into a working capital loan facility agreement (or the Working Capital Loan) which provides available aggregate borrowings of up to $40.0 million for the subsidiary, with the option to increase the facility up to $55.0 million, subject to approval of the lender. Proceeds of this loan are used to provide working capital in relation to certain vessels trading in the RSAs and to fund pooling operations. The Working Capital Loan has an initial maturity date of six months after the first utilization date (which was in February 2019) but shall be continually extended for further periods of six months thereafter until the lender gives notice in writing that no further extensions shall occur. Interest payments are based on LIBOR plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of Teekay Tankers Chartering Pte. Ltd., a manager of the Company's RSAs. The Working Capital Loan requires the Company to maintain its paid-in capital contribution to the RSAs and the retained distributions of the RSA participants in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA participants per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA participants but unpaid) and (b) $15.0 million. As at March 31, 2019, $25.0 million (December 31, 2018 - nil) was owing under this facility and the effective interest rate on the facility was 5.9% (December 31, 2018 - nil). As at March 31, 2019, the Company was in compliance with all covenants in respect of this facility.

8. Operating Leases and Obligations Related to Finance Leases
Operating Leases
The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases, the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company has determined that all of its time charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (technical operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to technically operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Company’s incremental borrowing rate, which is based on the fixed interest rate the Company could obtain when entering into a secured loan facility of similar terms.
With respect to time charter-in contracts with an original term of more than one year, for the three months ended March 31, 2019, the Company incurred $5.1 million of time-charter hire expense related to three time charter-in contracts, of which $2.9 million was allocable to the lease component and $2.2 million was allocable to the non-lease component. The $2.9 million allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and reflected as a reduction in operating cash flows for the three months ended March 31, 2019. Two of these time charter-in contracts include an option to extend the charter for an additional one-year term. Since it is not reasonably certain that the Company will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at March 31, 2019, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in contracts were 1.8 years and 6.05%, respectively.
The Company has elected to recognize the lease payments of short-term leases in the statement of income (loss) on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the three months ended March 31, 2019, the Company incurred $4.3 million of time-charter hire expense related to time charter-in contracts classified as short-term leases.
During the three months ended March 31, 2019, the Company chartered in two LR2 vessels for a period of 24 months, which resulted in the Company recognizing a right-of-use asset of $14.7 million on the lease commencement date.
A maturity analysis of the Company’s operating lease liabilities from time charter-in contracts (excluding short-term leases) as at March 31, 2019 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
	$	$	$
As at March 31, 2019
Payments:
April to December 2019	9,811	7,720	17,531
2020	12,701	9,976	22,677
2021	792	550	1,342
Total payments	23,304	18,246	41,550
Less: imputed interest	(1,290)
Carrying value of operating lease liabilities	22,014

As at March 31, 2019, minimum commitments to be incurred by the Company under short-term time charter-in contracts, were approximately $10.5 million (remainder of 2019) and $0.6 million (2020).
As at December 31, 2018, minimum commitments incurred by the Company relating to eight chartered-in vessels accounted for as operating leases, including three workboats for the Company's lightering support services, were approximately $36.9 million (2019), $23.5 million (2020) and $2.0 million (2021).

Obligations Related to Finance Leases

	As at	As at
	March 31, 2019	December 31, 2018
	$	$
Total obligations related to finance leases	369,753	375,289
Less: current portion	(20,616)	(20,896)
Long-term obligations related to finance leases	349,137	354,393

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In November 2018, the Company completed an $84.7 million sale-leaseback financing transaction with a financial institution relating to four of the Company's tankers, consisting of two Aframax tankers, one Suezmax tanker and one LR2 product tanker, the Explorer Spirit, Navigator Spirit, Pinnacle Spirit and Trysil Spirit.
In September 2018, the Company completed a $156.6 million sale-leaseback financing transaction with a financial institution relating to six of the Company's Aframax tankers, the Blackcomb Spirit, Emerald Spirit, Garibaldi Spirit, Peak Spirit, Tarbet Spirit and Whistler Spirit.
In July 2017, the Company also completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of the Company's Suezmax tankers, the Athens Spirit, Beijing Spirit, Moscow Spirit and Sydney Spirit.
Under these arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from nine- to 12-year terms. The Company has the option to purchase each of the 14 tankers at various times starting between July 2020 and November 2021 until the end of their respective lease terms. The Company is also obligated to purchase six of the Aframax vessels upon maturity of their respective bareboat charters.
The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease terms, and as a result, is considered to be the Lessors' primary beneficiary and therefore the Company consolidates the Lessors for financial reporting purposes.
The liabilities of the Lessors are loans and are non-recourse to the Company. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under these lease-back transactions. As a result, the amounts due by the Company's subsidiaries to the Lessors have been included in obligations related to finance leases as representing the Lessors' loans.
The bareboat charters related to these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash - long-term on the Company's consolidated balance sheets).
Four of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at March 31, 2019, this ratio was approximately 110% (December 31, 2018 - 101%).
Six of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at March 31, 2019, this ratio was approximately 92% (December 31, 2018 - 91%).

The remaining four bareboat charters also require the Company to maintain, for each vessel, a minimum hull overage ratio of 100% of the total outstanding principal balance. As at March 31, 2019, this ratio was approximately 131% (December 31, 2018 - 122%).

Such requirement is assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at March 31, 2019, the Company was in compliance with all covenants in respect of its obligations related to finance leases.
The weighted-average interest rate on the Company’s obligations related to finance leases as at March 31, 2019 was 7.5% (December 31, 2018 - 7.5%).
As at March 31, 2019, the Company's total remaining commitments related to the financial liabilities of these Suezmax, Aframax and LR2 product tankers were approximately $544.7 million, including imputed interest of $174.9 million, repayable from 2019 through 2030, as indicated below:

Year	Commitment
Remainder of 2019	$35,613
2020	$47,373
2021	$47,237
2022	$47,230
2023	$47,222
Thereafter	$319,981

9. Derivative Instruments
Interest rate swap agreements

The Company uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at March 31, 2019, the Company was committed to the following interest rate swap agreements:

	Interest Rate	Notional Amount	Fair Value / Carrying Amount of Asset	Remaining Term	Fixed Interest Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	80,992	804	1.8	1.46
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	2,215	1.8	1.55
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	1,087	1.8	1.16

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of March 31, 2019, ranged from 0.30% to 2.75%.

(2)	Notional amount reduces quarterly.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's consolidated statements of income (loss).
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets	Derivative assets	Accounts receivable (Accrued liabilities)	Current portion of derivative liabilities
	$	$	$	$
As at March 31, 2019
Interest rate swap agreements	2,277	1,829	574	—
Forward freight agreements	—	—	(3)	(105)
	2,277	1,829	571	(105)

As at December 31, 2018
Interest rate swap agreements	2,905	2,973	422	—
Forward freight agreements	—	—	(3)	(57)
	2,905	2,973	419	(57)

Realized and unrealized gains (losses) relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of income (loss) as follows:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Three Months Ended			Three Months Ended
	March 31, 2019			March 31, 2018
	Realized gains (losses)	Unrealized losses	Total	Realized gains	Unrealized gains	Total
	$	$	$	$	$	$
Interest rate swap agreements	954	(1,771)	(817)	190	2,823	3,013
Forward freight agreements	(13)	(17)	(30)	—	—	—
	941	(1,788)	(847)	190	2,823	3,013

10. Other (Expense) Income
The components of other (expense) income are as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Foreign exchange loss	(412)	(20)
Other income	47	30
Total	(365)	10

11.	Freight Tax and Other Tax Expenses

The following table reflects changes in the Company’s freight tax liabilities, which are recorded in its consolidated balance sheets in other long-term liabilities, from January 1, 2019 to March 31, 2019:

	Three Months Ended March 31,
	2019 $	2018 $
Balance of unrecognized tax benefits as at January 1	32,059	26,054
Increases for positions related to the current year	1,072	1,923
Changes for positions taken in prior years	1,786	—
Decreases related to statute of limitations	—	(93)
Balance of unrecognized tax benefits as at March 31	34,917	27,884
The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

12. Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see note 13 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

		March 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash	Level 1	80,569	80,569	60,507	60,507
Derivative instruments (note 9)
Interest rate swap agreements (1)	Level 2	4,106	4,106	5,878	5,878
Forward freight agreements (1)	Level 2	(105)	(105)	(57)	(57)

Other:
Short-term debt	Level 2	(25,000)	(25,000)	—	—
Advances to equity-accounted for investment	Note (2)	9,930	Note (2)	9,930	Note (2)
Long-term debt, including current portion	Level 2	(691,312)	(680,782)	(735,406)	(723,031)
Obligations related to finance leases, including current portion	Level 2	(369,753)	(376,491)	(375,289)	(377,652)

(1)
The fair value of the Company’s interest rate swap agreements and FFAs at March 31, 2019 and December 31, 2018 excludes accrued interest income and expenses which are recorded in accounts receivables and accrued liabilities, respectively, on the unaudited consolidated balance sheets.

(2)
The advances to its equity-accounted for investment, together with the Company’s investment in the equity-accounted investment, form the net aggregate carrying value of the Company’s interests in the equity-accounted investment in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at March 31, 2019 and December 31, 2018 were not determinable.

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			March 31, 2019	December 31, 2018
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Advances to equity-accounted investment	Other internal metrics	Performing	9,930	9,930
Total			9,930	9,930

13. Capital Stock and Equity-Based Compensation
The authorized capital stock of the Company at March 31, 2019 was 100,000,000 shares of preferred stock (December 31, 2018 - 100,000,000), with a par value of $0.01 per share, 485,000,000 shares of Class A common stock (December 31, 2018 - 485,000,000), with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock (December 31, 2018 - 100,000,000), with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of March 31, 2019, the Company had 232.0 million shares of Class A common stock (December 31, 2018 – 231.6 million), 37.0 million shares of Class B common stock (December 31, 2018 – 37.0 million) and no shares of preferred stock (December 31, 2018 – nil) issued and outstanding.

During March 2019, the Company granted, under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan, a total of 159,375 shares of Class A common stock with an aggregate value of $0.2 million and 0.4 million stock options with an exercise price of $1.00 per share to the Company’s non-management directors as part of their annual compensation for 2018. These stock options have a ten-year term and vest immediately. During March 2018, 0.5 million stock options with an exercise price of $1.22 per share were granted to non-management directors of the Company. For the three months ended March 31, 2019 and 2018, the compensation relating to the granting of such stock and stock options has been included in general and administrative expenses in the amount of $0.3 million and $0.4 million, respectively.

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company's stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income (loss).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During March 2019, the Company granted 0.7 million (2018 - 0.7 million) stock options with an exercise price of $1.00 (2018 - $1.22) per share to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company. Each stock option has a ten-year term and vests equally over three years from the grant date.
The weighted-average fair value of the stock options granted in 2019 to non-management directors, officers and certain employees of Teekay subsidiaries that provide services to the Company was $0.35 (2018 - $0.35) per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 48.7% (2018 - 48.7%); expected life of five years (2018 - five years); dividend yield of 3.0% (2018 - 5.5%); and risk-free interest rate of 2.4% (2018 - 2.6%). The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility of the Company's share price as calculated using historical data during the five years prior to the grant date.
During March 2019, the Company also granted 0.6 million (2018 - 0.8 million) restricted stock units to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $0.6 million (2018 - $0.9 million). Each restricted stock unit is equal to one share of the Company’s common stock plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless the recipient's termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common stock.
During the three months ended March 31, 2019 and 2018, the Company recorded expenses of $0.4 million and $0.3 million, respectively, related to the restricted stock units and stock options. During the three months ended March 31, 2019, a total of 0.4 million restricted stock units (2018 - 0.3 million) with a market value of $0.5 million (2018 - $0.3 million) vested and was paid to the grantees by issuing 0.3 million shares (2018 - 0.2 million shares) of Class A common stock, net of withholding taxes.

14.	Related Party Transactions
Management Fee - Related and Other

a.
The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay's wholly-owned subsidiary, Teekay Shipping Ltd. (or the Manager, as successor by merger to Teekay Tankers Management Services Ltd.) and its affiliates. The Manager provides various services under a long-term management agreement (the Management Agreement). Commencing October 1, 2018, the Company elected to receive commercial and technical management services for its owned and leased vessels (other than certain former TIL vessels, which are managed by a third party) from its wholly-owned subsidiaries and no longer contracts these services from the Manager. Prior to this date, the Manager provided these services to the Company, which it did by subcontracting such services from the Company's subsidiary, Teekay Tanker Operations Ltd. (or TTOL) and its affiliates. Certain of the Company’s vessels participate in RSAs that are managed by the Company's subsidiaries, TTOL or Teekay Tankers Chartering Pte Ltd.

b.     Amounts received and paid by the Company for related party transactions for the periods indicated were as follows:

	Three Months Ended
	March 31, 2019	March 31, 2018
	$	$
Vessel operating expenses - technical management fee (i)	—	(3,300)
Strategic and administrative service fees (ii)	(7,792)	(8,696)
Secondment fees (iii)	(59)	(217)
LNG service revenues (iv)	1,129	241
Technical management fee revenue (v)	258	3,158
Service revenues (vi)	150	161

(i)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company's consolidated statements of income (loss).

(ii)
The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses, on the Company’s consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 13) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(iii)
The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's consolidated statements of income (loss).

(iv)
In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by TGP, for the Bahrain LNG Import Terminal. The terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by TGP, has a 30% interest.

(v)
The Company receives reimbursements from Teekay, which subcontracts technical management services from the Manager. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of income (loss).

(vi)	The Company recorded revenue relating to TTOL's administration of certain RSAs and provision of certain commercial services to participants in the arrangements.

c.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in "due from affiliates" or "due to affiliates," as applicable, are without interest or stated terms of repayment. In addition, $7.8 million and $7.6 million were payable as crewing and manning costs as at March 31, 2019 and December 31, 2018, respectively, and such amounts are included in accrued liabilities in the consolidated balance sheets. These crewing and manning costs will be payable as reimbursement to the Manager once they are paid by the Manager to the vessels' crew. The amounts owing from the RSAs, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable RSA. In addition, the Company had advanced $4.5 million and $34.9 million as at March 31, 2019 and December 31, 2018, respectively, to the RSAs for working capital purposes. The Company may be required to advance additional working capital funds from time to time. These activities, which are reflected in the Company's consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

d.
Pursuant to certain RSAs, TTOL provides certain commercial services to the RSA participants and administers the RSAs in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each RSA participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in these RSAs are pooled with the voyage revenues and voyage expenses of other RSA participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the RSA participants according to an agreed formula. The pool receivables from affiliates as at March 31, 2019 and December 31, 2018 were $31.5 million and $56.5 million, respectively.

e.
Pursuant to a service agreement with the Teekay Aframax RSA, from time to time, the Company may hire vessels to perform full service lightering services. In the three months ended March 31, 2019 and March 31, 2018, the Company recognized $2.3 million and $8.4 million, respectively, related to vessels which were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's consolidated statements of income (loss).

15.	Earnings (Loss) Per Share
The net income (loss) available for common shareholders and earnings (loss) per common share are presented in the table below:

	Three Months Ended
	March 31, 2019	March 31, 2018
	$	$
Net income (loss)	12,447	(19,153)

Weighted average number of common shares – basic	268,678,226	268,292,374
Dilutive effect of stock-based awards	198,098	—
Weighted average number of common shares – diluted	268,876,324	268,292,374

Earnings (loss) per common share:
– Basic	0.05	(0.07)
– Diluted	0.05	(0.07)
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three months ended March 31, 2019, 0.1 million restricted stock units had an anti-dilutive effect on the calculation of diluted earnings per common share. For the three months ended March 31, 2019, options to acquire 3.6 million shares of the Company’s Class A common stock had an anti-dilutive effect on the calculation of diluted earnings per common share.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

16. Supplemental Cash Flow Information

Total cash, cash equivalents and restricted cash is as follows:

	As at	As at	As at	As at
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2017
	$	$	$	$
Cash and cash equivalents	75,045	54,917	47,962	71,439
Restricted cash – current	2,087	2,153	1,252	1,599
Restricted cash – long-term	3,437	3,437	2,672	2,672
	80,569	60,507	51,886	75,710

The Company maintains restricted cash deposits relating to certain FFAs (note 9), LNG terminal management and leasing arrangements (note 8).

The non-cash item related to operating lease right-of-use assets and operating lease liabilities is as follows:

	For the three months ended
	March 31, 2019	March 31, 2018
	$	$
Leased assets obtained in exchange for new operating lease liabilities	25,656	—

17.	Liquidity
Accounting standard ASC-205-40, Presentation of Financial Statements - Going Concern, requires management to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements.
Two of the Company’s term loans, with an aggregate outstanding balance of $161.1 million, are guaranteed by Teekay and contain certain covenants (see note 6). As part of the Company’s assessment of its liquidity, it has considered Teekay’s ability to comply with the covenants of these term loans for the one-year period following the issuance of the Company’s consolidated financial statements. Teekay has informed the Company that it expects it will comply with all required covenants and have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of Teekay's March 31, 2019 consolidated interim financial statements, taking into account Teekay's recent refinancing of a substantial majority of its senior notes due in January 2020. Consequently, the Company does not expect any negative impact on its liquidity as a result of Teekay’s obligations under the two term loans.
Based on the Company’s liquidity at the date these consolidated financial statements were issued, including the liquidity it recently generated from the completion of the sale-leaseback of two vessels (note 18), the additional limit increase of the Working Capital Loan (note 18) and operations over the following year based on an expected tanker market recovery, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

18. Subsequent Events

a.
In May 2019, the Company completed a $63.7 million sale-leaseback financing transaction for two of its Suezmax tankers, which increased the Company's liquidity position by approximately $25.0 million after the repayment of outstanding debt related to these vessels.

b.	In May 2019, the Company increased the limit of the Working Capital Loan by an additional $15.0 million to $55.0 million.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
March 31, 2019
PART I - FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2018.

OVERVIEW
Our business is to own and operate crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce potential downside risks. As an adjacency to these core competencies, we also provide full service lightering (or FSL) and lightering support services in our ship-to-ship (or STS) transfer business. As at March 31, 2019, our fleet consisted of 68 vessels, including eight in-chartered vessels, three STS support vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at March 31, 2019:

	Owned and Leased Vessels	Chartered-in Vessels	Total

Fixed-rate:
Suezmax Tankers	1	—	1
Total Fixed-Rate Fleet (1)	1	—	1

Spot-rate:
Suezmax Tankers	29	—	29
Aframax Tankers (2)	17	3	20
LR2 Product Tankers (2)(3)	9	2	11
VLCC Tanker (4)	1	—	1
Total Spot Fleet (5)	56	5	61
STS Support Vessels	3	3	6
Total Teekay Tankers Fleet	60	8	68

1.	Time charter-out contract is scheduled to expire in 2019.

2.
One Aframax tanker is currently time-chartered in for a period of 60 months expiring in 2021, two Aframax tankers are currently time-chartered in for a period of 12 months expiring in 2019, and two LR2 tankers are currently time-chartered in for a period of 24 months expiring in 2021, each with an option to extend for one year.

3.	Long Range 2 (or LR2) product tankers.

4.	VLCC owned through a 50/50 joint venture. As at March 31, 2019, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.

5.
A total of 48 of our owned and leased vessels operated in the spot market in revenue sharing arrangements (or RSAs), which are managed by our subsidiaries TTOL and Teekay Tankers Chartering Pte Ltd. As at March 31, 2019, the RSAs in which we participate were comprised of a total of 36 Aframax tankers, 33 Suezmax tankers and 13 LR2 product tankers (of which seven LR2 tankers were cross-trading in the Aframax RSA), including vessels owned by other members of the RSAs.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018.

SIGNIFICANT DEVELOPMENTS IN 2019

Working Capital Loan

In May 2019, the Company increased the limit of the Working Cap Loan by an additional $15.0 million to $55.0 million.

Sale-leaseback Financing Transaction

In February 2019, we signed a term sheet for a sale-leaseback transaction relating to two Suezmax tankers. Each vessel will be leased on a bareboat charter for nine years, with a fixed daily rate of $12,300, purchase options throughout the lease term commencing at the end of the second year, and a purchase obligation at the end of the lease term. Proceeds from the sale-leaseback transaction will increase our liquidity position by approximately $25.0 million after the repayment of outstanding debt related to these vessels. The transaction was completed during the second quarter of 2019.

Time Chartered-in Vessels

In the first quarter of 2019, we entered into time charter-in contracts for two LR2 product tankers, each of which has a two-year term with a one-year extension option. The two time charter-in contracts have a weighted-average daily rate of $20,500, and we entered into a risk-sharing agreement with a third party for one of the vessels, whereby an agreed portion of net profit or loss is shared with the third party. Both vessels delivered in January 2019 and have been trading in the Taurus LR2 RSA.

RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2018.

In accordance with GAAP, we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the employment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated income from operations increased to income of $32.1 million for the three months ended March 31, 2019, compared to a loss from operations of $8.4 million in the same period last year. The primary reasons for this increased income are as follows:

•	an increase of $41.4 million due to higher overall average realized spot TCE rates earned by our Suezmax, Aframax and LR2 product tankers;

•	an increase of $1.4 million due to the addition of two Aframax and two LR2 chartered-in tankers that were delivered to us in the fourth quarter of 2018 and first quarter of 2019;

•	an increase of $1.0 million due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at higher average realized rates; and

•	an increase of $1.0 million due to improved net results from our STS transfer business;

partially offset by

•	a decrease of $5.2 million primarily due a higher number of off-hire days and off-hire bunker expenses compared to the same period in the prior year.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the STS transfer segment. Please read “Item 1 - Financial Statements: Note 5 - Segment Reporting.”

Details of the changes to our results of operations for each of our segments for the three months ended March 31, 2019, compared to the three months ended March 31, 2018 are provided below.

Three Months Ended March 31, 2019 versus Three Months Ended March 31, 2018

Conventional Tanker Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts.

The following table presents the operating results of our conventional tanker segment for the three months ended March 31, 2019 and 2018, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2019	2018	% Change
Revenues	222,063	159,811	39.0%
Less: Voyage expenses (1)	(100,208)	(83,171)	20.5%
Net revenues	121,855	76,640	59.0%

Vessel operating expenses	(44,347)	(43,716)	1.4%
Time-charter hire expense	(7,970)	(3,278)	143.1%
Depreciation and amortization	(29,026)	(28,185)	3.0%
General and administrative expenses	(8,346)	(8,967)	(6.9)%
Income (loss) from operations	32,166	(7,506)	528.5%

Equity income	753	694	8.5%

(1)
Includes $2.9 million and $3.2 million of voyage expenses for the three months ended March 31, 2019 and 2018, respectively, relating to lightering support services which the STS transfer segment provided to the conventional tanker segment for FSL operations.

Tanker Market
Average crude tanker spot rates moderately increased during the first quarter of 2019, as some of the positive drivers from late-2018 continued into early-2019. These included high seasonal oil demand, the impact of winter weather delays, and relatively high global oil production prior to the full implementation of OPEC supply cuts. However, spot tanker rates weakened as the quarter went on, and the market faces a number of near-term headwinds during the second quarter of 2019.

Global crude oil production has fallen by approximately 2.5 million barrels per day (mb/d) since the start of the year, primarily due to a reduction in OPEC supply. Lower OPEC production is a result of both high adherence to the 1.2 mb/d of cuts announced at the start of the year, and additional unplanned outages in Iran and Venezuela due to the impact of U.S. sanctions. Tanker demand has also been dampened by heavier than normal refinery maintenance during the second quarter of 2019. This comes as refiners look to complete maintenance and upgrade programs early this year in anticipation of much stronger demand in the second half of the year, when they will need to operate at high throughput levels in order to produce sufficient distillates to meet the new IMO 2020 regulations. Finally, the start of 2019 has seen relatively high tanker fleet growth, with total growth of 12.6 million deadweight tonnes (mdwt), or 2.1 percent, since the start of the year. The high fleet growth at the start of 2019 has been driven by a front-heavy delivery schedule and just 0.8 mdwt scrapped in 2019 year-to-date.

Underlying global oil demand remains firm with forecast growth of 1.3 mb/d in 2019 (average of IEA, EIA and OPEC forecasts). More importantly, refinery runs are expected to increase during the second half of the year as refiners prepare for the upcoming IMO 2020 regulations and the resultant increase in distillate demand that these regulations are expected to bring. Demand is also expected to be boosted by a significant increase in global refining capacity during the second half of the year, with the IEA forecasting a 4.6 mb/d increase in global refinery throughput between the seasonal low point in March 2019 and the anticipated seasonal peak in August 2019. This should generate significant demand for both crude and product tankers from the third quarter of the year.

Tanker demand should be further boosted by an increase in U.S. crude oil exports later in the year as new pipeline capacity comes online linking the Permian Basin to the U.S. Gulf Coast. It is expected that U.S. crude oil exports may reach 4 mb/d by the end of the year, increasing mid-size tanker demand for direct exports to Europe as well as Aframax lightering demand for exports to Asia on VLCCs. In addition, we expect that OPEC may start returning barrels to the market in the second half of the year in order to keep the market well supplied as demand rises. However, the political situations in Iran, Venezuela and Libya remain as wild cards.

Tanker fleet growth is expected to slow down considerably from the second half of 2019 onwards as the orderbook rolls off. The tanker orderbook currently stands at 59.4 mdwt compared to a total fleet of 600.7 mdwt, or 9.9 percent of the existing fleet. This is the lowest orderbook-to-fleet ratio since 1997 and paves the way for very low levels of fleet growth over the next two years. Fleet growth could be further dampened in the coming months due to an increase in off-hire time as vessels are taken out of service to be fitted with scrubbers in advance of the IMO 2020 regulations.

In summary, the tanker market faces headwinds which may impact earnings in the near-term. However, we believe that these headwinds are temporary in nature and will reverse in the second half of the year, leading to a firmer tanker market from the second half of 2019 and into 2020.

Fleet and TCE Rates
As at March 31, 2019, we owned 56 double-hulled conventional oil and product tankers and time chartered-in three Aframax and two LR2 tankers. We also owned a 50% interest in one VLCC, the results of which are included in equity income.

The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Conventional Tanker Segment
	Three Months Ended March 31, 2019
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$98,978	($44,231)	$2,163	$56,910	2,415	$23,568
Voyage-charter contracts - Aframax (4)(5)	$82,492	($39,381)	$344	$43,455	1,752	$24,797
Voyage-charter contracts - LR2 (5)	$33,729	($16,978)	$107	$16,858	815	$20,694
Time-charter out contracts - Suezmax	$1,573	($92)	$74	$1,555	90	$17,281
Time-charter out contracts - Aframax	$1,838	($10)	$1	$1,829	75	$24,276
Total	$218,610	($100,692)	$2,689	$120,607	5,147	$23,432

(1)
Includes $2.0 million of revenue earned from the vessels that were chartered from the RSAs to perform FSL. Excludes $1.6 million of commissions and management fees earned by TTOL for the management of external vessels trading in RSAs and $0.6 million of bunker commissions earned.

(2)
Includes $2.9 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment and $2.0 million of voyage expenses incurred by the vessels that were chartered from the RSAs to perform FSL.

(3)	Adjustments include primarily off-hire bunker expenses which are excluded from Average TCE per revenue day.

(4)
Includes $17.9 million of revenues and $11.4 million of voyage expenses related to the FSL business, which includes $2.9 million of inter-segment voyage expenses referenced in note 2 relating to the FSL business by the STS transfer segment.

(5)
Excludes $3.3 million of revenues and $1.6 million of voyage expenses related to the risk-sharing agreements that were entered during the first quarter of 2019 for two time charter-in contracts that were entered during late 2018. Please read "Significant Developments in 2019 - TIme Chartered-In Vessels".

	Conventional Tanker Segment
	Three Months Ended March 31, 2018
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$72,783	($43,390)	$401	$29,794	2,375	$12,543
Voyage-charter contracts - Aframax (4)	$53,919	($36,657)	$167	$17,429	1,156	$15,083
Voyage-charter contracts - LR2	$12,592	($6,251)	$12	$6,353	531	$11,973
Time-charter out contracts - Suezmax	$6,197	($220)	—	$5,977	295	$20,236
Time-charter out contracts - Aframax	$12,802	($261)	—	$12,541	597	$21,024
Time-charter out contracts - LR2	$3,110	($39)	—	$3,071	179	$17,162
Total	$161,403	($86,818)	$580	$75,165	5,133	$14,646

(1)
Includes $3.7 million of revenue earned from the vessels that were chartered from the RSAs to perform FSL. Excludes $1.4 million of commissions and management fees earned by TTOL for the management of external vessels trading in RSAs and $0.7 million of bunker commissions earned.

(2)
Includes $3.2 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment and $3.7 million of voyage expenses incurred by the vessels that were chartered from the RSAs to perform FSL.

(3)	Adjustments include primarily off-hire bunker expenses which are excluded from Average TCE per revenue day.

(4)
Includes $27.8 million of revenues and $21.4 million of voyage expenses related to the FSL business, which includes $3.2 million of inter-segment voyage expenses referenced in note 2 relating to the FSL business by the STS transfer segment

Net Revenues. Net revenues increased to $121.9 million for the three months ended March 31, 2019 from $76.6 million for the same period in the prior year, primarily as a result of:

•	an increase of $41.4 million for the three months ended March 31, 2019 due to higher overall average realized spot rates by our Suezmax, Aframax and LR2 product tankers;

•
a net increase of $6.0 million for the three months ended March 31, 2019 primarily due to the addition of two Aframax and two LR2 in-chartered tankers that were delivered to us in the fourth quarter of 2018 and first quarter of 2019, partially offset by the redeliveries of three Aframax in-chartered tankers to their owners at various times during 2018; and

•
an increase of $2.8 million for the three months ended March 31, 2019 primarily due to more FSL dedicated vessels trading on spot voyages at higher average realized rates and the expiry of time-charter out contracts for various vessels, which subsequently traded on spot voyages at higher average realized rates;

partially offset by

•	a net decrease of $5.2 million for the three months ended March 31, 2019 due to a higher number of off-hire days and off-hire bunker expenses compared to the same period in the prior year.

Vessel Operating Expenses. Vessel operating expenses were $44.3 million for the three months ended March 31, 2019, compared to $43.7 million, for the same period in the prior year. The increase in vessel operating expenses was primarily due to the scope and timing of repairs and planned maintenance activities.
Time-charter Hire Expense. Time-charter hire expense increased to $8.0 million for the three months ended March 31, 2019 compared to $3.3 million for the same period in the prior year. The increase for the three months ended March 31, 2019 was primarily due to the addition of two Aframax and two LR2 in-chartered tankers that were delivered to us in the fourth quarter of 2018 and first quarter of 2019, partially offset by the redeliveries of three Aframax in-chartered tankers to their owners at various times during 2018.
Depreciation and Amortization. Depreciation and amortization expense was $29.0 million for the three months ended March 31, 2019, compared to $28.2 million for the same period in the prior year. The increase was primarily due to depreciation related to capitalized dry-docking expenditures, which increased in the first quarter of 2019 compared to the same period in prior year.
General and Administrative Expenses. General and administrative expenses were $8.3 million for the three months ended March 31, 2019, compared to $9.0 million for the same period in the prior year. The decrease was primarily due to the timing of corporate expenses.
Equity Income. Equity income from the High-Q joint venture for the three months ended March 31, 2019 was consistent with equity income for the same period in the prior year.
Please refer to Item 1 – Financial Statements: Note 5 – Investments in and Advances to Equity-Accounted for Investment.

Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services (including those services provided to our conventional tanker segment as part of FSL operations), consultancy, procurement, LNG terminal management and other related services.

The following table presents the operating results for our STS transfer segment for the three months ended March 31, 2019 and 2018 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2019	2018	% Change
Revenues (1)	13,307	11,832	12.5%
Less: Voyage expenses	—	—	—%
Net revenues	13,307	11,832	12.5%

Vessel operating expenses	(10,240)	(9,279)	10.4%
Time-charter hire expense	(1,478)	(1,405)	5.2%
Depreciation and amortization	(839)	(1,245)	(32.6)%
General and administrative expenses	(819)	(818)	0.1%
Loss from operations	(69)	(915)	(92.5)%

(1)
Includes $2.9 million and $3.2 million of revenues for the three months ended March 31, 2019 and March 31, 2018, respectively, relating to lightering support services, which the STS transfer segment provided to the conventional tanker segment for FSL operations.

Net Revenues. Net revenues were $13.3 million for the three months ended March 31, 2019, compared to $11.8 million for the same period in the prior year. The increase for the three months ended March 31, 2019 was primarily due to a new LNG STS contract that commenced in the fourth quarter of 2018 and an LNG terminal project that generated revenues from reimbursable staff costs charged to the customer commencing in the first quarter of 2019.

Vessel Operating Expenses. Vessel operating expenses were $10.2 million for the three months ended March 31, 2019, compared to $9.3 million for the same period in the prior year. The change in vessel operating expenses for the three months ended March 31, 2019 was primarily due to increases in reimbursable staff costs related to an LNG terminal project.

Depreciation and Amortization, Depreciation and amortization expense was $0.8 million for the three months ended March 31, 2019, compared to $1.2 million for the same period last year. The decrease was primarily due to lower amortization of customer contract intangible assets and drydock assets resulting from the sale of one lightering support vessel during the second quarter of 2018 and fully amortized drydock amortization for one lightering support vessel as of the second quarter of 2018.

Other Operating Results

The following table compares our other operating results for the three months ended March 31, 2019 and 2018:

	Three Months Ended
	March 31, 2019	March 31, 2018
(in thousands of U.S. dollars)	$	$
Interest expense	(16,942)	(12,729)
Interest income	365	158
Realized and unrealized (loss) gain on derivative instruments	(847)	3,013
Freight tax and other tax expenses	(2,614)	(1,878)
Other (expense) income	(365)	10
Interest Expense. Interest expense was $16.9 million for the three months ended March 31, 2019, compared to $12.7 million for the same period in the prior year. The $4.2 million increase was primarily due to the additional interest expense incurred with respect to the two sale-leaseback transactions completed in September and November 2018.
Realized and Unrealized (Loss) Gain on Derivative Instruments. Realized and unrealized losses on interest rate swaps were $0.8 million for the three months ended March 31, 2019, compared to realized and unrealized gains of $3.0 million for the same period in the prior year.
As at March 31, 2019, we had interest rate swap agreements with aggregate outstanding notional amounts of $281.0 million and with a weighted-average fixed rate of 1.5%.
The changes in the fair value of the interest rate swaps resulted in unrealized losses of $1.8 million and unrealized gains of $2.8 million for the three months ended March 31, 2019 and 2018, respectively, and were primarily due to changes in the long-term benchmark interest rates.

Freight Tax and Other Tax Expenses. Freight tax and other tax expenses were $2.6 million for the three months ended March 31, 2019, compared to $1.9 million for the same period in the prior year, primarily due to changes in the trading patterns of our fleet.
Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at March 31, 2019, our total consolidated cash and cash equivalents was $75.0 million, compared to $54.9 million at December 31, 2018. Our cash balance as at March 31, 2019 increased primarily as a result of positive cash flows from our operations.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $116.2 million as at March 31, 2019, compared to $66.7 million as at December 31, 2018. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations based on an expected tanker market recovery, existing cash and cash equivalents and undrawn short-term and long-term borrowings and proceeds from new financings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months. Potential additional sources of liquidity include the completion of the sale-leaseback of two vessels described further below. Please read "Item 1 - Financial Statements: Note 17 - Liquidity."

Two of our term loans, with an aggregate outstanding balance of $161.1 million as at March 31, 2019, are guaranteed by Teekay and contain certain covenants. Please read "Item 1 - Financial Statements: Note 6 - Long-term Debt" in the notes to our consolidated financial statements. As part of our assessment of our liquidity, we have considered Teekay’s ability to comply with the covenants of these term loans for the one-year period following the issuance of our consolidated financial statements. Teekay has informed us that it expects it will comply with all required covenants and have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of Teekay’s consolidated financial statements, taking into account Teekay's recent refinancing of a substantial majority of its senior notes due in January 2020. Consequently, we do not expect any negative impact on our liquidity as a result of Teekay’s obligations under the two term loans.
Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs are primarily for capital expenditures and repayment of our loan facilities and obligations related to finance leases. Generally, we expect that our long-term sources of funds will be cash from operations, cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels.

In February 2019, we signed a term sheet for a $63.7 million sale-leaseback financing transaction for two of our Suezmax tankers. Each vessel will be leased on a bareboat charter for nine years, with a fixed daily rate of $12,300, with purchase options throughout the lease term commencing at the end of the second year, and a purchase obligation at the end of the lease term. The transaction was completed during the second quarter of 2019, which increased our liquidity position by approximately $25.0 million after the repayment of outstanding debt related to these vessels.

Our operating lease commitments and obligations related to finance leases are described Item 1 - Financial Statements: Note 8 - Operating Leases and Obligations Related to Finance Leases, our revolving credit facilities and term loans are described in Item 1 - Financial Statements: Note 6 - Long-term Debt and our working capital loan is described in Item 1 - Financial Statements: Note 7 - Short-term Debt of this Report. Our obligations related to finance leases require us to maintain minimum levels of cash and aggregate liquidity. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of the RSA participants. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In addition, an event of default of our term loans will occur if any financial indebtedness of Teekay in excess of the covenant requirement is not paid when due. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants, which are described in further detail in note 6 of our unaudited interim consolidated financial statements. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2019, we were in compliance with all covenants relating to our revolving credit facilities, term loans, working capital loan and obligations related to finance leases. Teekay also advised us that, as at March 31, 2019, it was in compliance with all covenants relating to its credit facilities and term loans to which we are party.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended
	March 31, 2019	March 31, 2018
(in thousands of U.S. dollars)	$	$
Net cash flow provided by (used for) operating activities	46,221	(4,826)
Net cash flow used for financing activities	(25,503)	(18,122)
Net cash flow used for investing activities	(656)	(876)

Operating Cash Flows
Net cash flow provided by (used for) operating activities primarily reflects fluctuations as a result of changes in realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and the average number of vessels in service. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.
Net cash flow provided by operating activities increased by $51.0 million for the three months ended March 31, 2019, compared to the same period in 2018. This increase was primarily due to:

•
a net increase of $40.4 million in cash inflows primarily due to higher operating earnings resulting from higher average realized spot rates and the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at higher average realized rates, partially offset by higher number of off-hire days; and

•	a net increase of $15.8 million in cash inflows due to changes in working capital;

partially offset by

•	an increase of $5.1 million in cash outflows relating to higher expenditures for dry-docking activities.

Financing Cash Flows
Net cash flow used for financing activities increased by $7.4 million for the three months ended March 31, 2019 compared to the same period in 2018. The increase was primarily due to:

•
an increase of $36.7 million in cash outflows due to a net increase in prepayments and scheduled repayments on our term loans and revolving credit facilities and lower proceeds from the draw-down of our term loans and revolving credit facilities; and

•	an increase of $3.8 million in cash outflows due to scheduled payments on our obligations related to our finance leases, which we entered into in September and November 2018;

partially offset by

•	an increase of $25.0 million in cash inflows primarily due to borrowings under our working capital loan facility in February 2019; and

•	a decrease of $8.1 million in cash outflows due to no cash dividends paid during the three months ended March 31, 2019.

Investing Cash Flows
Net cash flow used for investing activities remained the same for the three months ended March 31, 2019 compared to the same period in 2018 as a decrease in cash inflows resulting from the return of capital from our equity-accounted for investment in Gemini Tankers L.L.C in 2018, was offset by fewer capital expenditures for the fleet during the three months ended March 31, 2019, compared to the same period in 2018.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2019:

		Remainder of					Beyond
(in millions of U.S. dollars)	Total	2019	2020	2021	2022	2023	2023
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	221.3	76.3	103.6	28.8	12.6	—	—
Repayments at maturity of revolving facilities, term loans and other debt (1)	500.8	25.0	—	401.8	74.0	—	—
Scheduled repayments of obligations related to finance leases (2)	369.8	15.4	21.8	23.4	25.3	27.2	256.7
Chartered-in vessels (operating leases) (3)	52.7	28.0	23.3	1.4	—	—	—
Total	1,144.6	144.7	148.7	455.4	111.9	27.2	256.7

(1)
Excludes expected interest payments of $23.5 million (remainder of 2019), $26.4 million (2020), $14.3 million (2021) and $2.3 million (2022). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 3.50% at March 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)	Excludes imputed interest payments of $20.2 million (remainder of 2019), $25.6 million (2020), $23.8 million (2021), $22.0 million (2022), $20.0 million (2023) and $63.3 million (thereafter).

(3)
Excludes payments required if we execute options to extend the terms of in-chartered leases signed as of March 31, 2019. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $28.8 million (remainder of 2019), $28.9 million (2020) and $17.7 million (2021).

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2018. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2019.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2019 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•
the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market and projected tanker market recovery, estimated growth in the world tanker fleet (including for Suezmax, Aframax and LR2 tankers), estimated growth in global oil demand and crude oil tanker demand, future tanker rates, future OPEC oil supply, future oil prices and production, and the anticipated impact of IMO 2020 fuel regulations on tanker demand;

•	our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs and the sufficiency of cash flows;

•	our compliance with, and the effect on our business and operating results on, covenants under our term loans and credit facilities; and

•	expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend in-chartered leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to refinance existing debt obligations or meet our going concern requirements and liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; increased costs; our exposure to foreign currency exchange rate fluctuations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2018. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
March 31, 2019
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, which could materially affect our business, financial condition or results of operations and are hereby incorporated by reference.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.

Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	May 29, 2019	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)